June 9, 2010

Bradford R. Rich
Executive Vice President and Chief Financial Officer
SkyWest, Inc.
444 South River Road
St. George, UT 84790

> **Re: SkyWest, Inc.**
> **File Number 000-14719**
> **Form 10-K: For the Fiscal Year Ended December 31, 2009**
> **Definitive Proxy Statement on Schedule 14A**

Dear Mr. Rich:

We have reviewed the above referenced filings and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K: for the fiscal year ended December 31, 2009

Risk Factors, page 15

Declining interest rates could have a negative effect on our operations, page 24

1. Please explain in greater detail how declining interest rates could have a negative effect on your operations. It appears that the majority of your interest expense is passed through to your major partners and therefore any changes in interest expense would have no effect on your financial results.

Management's Discussion and Analysis, page 37

Liquidity and Capital Resources, page 52

2. Please enhance your disclosure by providing a discussion and analysis of the material factors that impact the comparability of operating, investing, and financing cash flows. For operating cash flows, we note that factors impacting it may be available in preceding sections of your filing but such information is disaggregated and not readily apparent. In addition, as you use the indirect method, merely reciting changes in line items reported in the statement of cash flows would not be sufficient. Refer to Section IV.B of FR-72 for guidance.

Note 1: Nature of Operations and Summary of Significant Accounting Policies, page 63

Maintenance, page 66

3. We note your disclosure that you use the deferral method of accounting for your Brasilia Turboprop engine overhauls wherein the overhaul costs are capitalized and depreciated over the estimate useful life of the engine. Please explain why you do not depreciate the capitalized costs to the next overhaul. We refer you to the guidance in ASC Topic 908-360-35-6.

Note 5: Commitments and Contingencies, page 75

Legal Matters, page 77

4. Please explain why it was appropriate to recognize revenue for the disputed IROP expenses. Collectability must be reasonably assured before revenue can be recognized and we note that this has been in dispute since December 2007.

Part III, page 91

Signatures, page 96

5. Please have your controller or principal accounting officer sign your filing. Any person who occupies more than one position should indicate each capacity in which he signs the report.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 21

6. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Elements of Compensation, page 23

7. Please include quantitative disclosure regarding the targets actually reached, including annual net income goals, individual business development goals and the return on shareholder equity. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at (202) 551-3308 or Joe Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Michelle Lacko at (202) 551-3240 with any questions regarding comments on the Definitive Proxy Statement on Schedule 14A. You may also call me at 202-551-3380 with any questions.

Sincerely,

Lyn Shenk
Branch Chief